4 1 NASD 0001079742 oefu#v5b Officer Internet Security Systems, Inc. 0001053148 58-
2362189 09/30/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or Form
5
obligations may continue. 1. Name and Address of Reporting Person(s) Noonan, Thomas 6303
Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet Security
Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary) 4. Statement for Month/Year 09/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) President, CEO
& Chairman of Board of Directors 7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11) -------------------------------------------------
--------------
1)Title of
Derivative
Title and Amount 8)Price 9)Number of 10) 11)Nature of Security action of
Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month --------
--------------------------------------------------------------------------------
Explanation of Responses: - Charitable Contribution
to Camp Twin
Lakes
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -
-------------
--------------------------------------------------------------------------------
----------------
---------------------- 1)Title of Security 2)Trans- 3.Trans- 4.Securities Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D
Price End of Month I -----------------------------------------------------------
---------------
Common Stock 09/03/02
G 1,475
D 1,785,652 D Direct
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) ----------------------------------------------------------
--------------
------------------------------------------------------------ 1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D)
Derivative Security Code V A D Exercisable Expiration --------------------------
-------------
--------------------------------------------------------------------------------
-------------

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen / P-O-A For: Tom Noonan DATE 09/04/02